Exhibit 22

GROWN ROGUE INTERNATIONAL INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 14, 2023

MANAGEMENT INFORMATION CIRCULAR

AUGUST 4, 2023

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that Grown Rogue International Inc. (the “Corporation”) will hold its annual and special meeting of shareholders (the “Meeting”) on September 14, 2023, at 11:00am (Eastern Daylight Time) at the offices of Miller Thomson LLP, Scotia Plaza, 40 King Street West, Suite 5800, Toronto, Ontario, M5H 3S1, for the following purposes:

1.	to present the audited consolidated financial statements of the Corporation for its prior years ended October 31, 2022 and 2021, and the independent auditor’s report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint Turner, Stone & Company, L.L.P. as the independent auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors’ remuneration;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution re-approving the Corporation’s long-term equity based incentive plan; and

5.	to transact any other business properly brought before the Meeting.

Shareholders of record as at the close of business on July 31, 2023 will be entitled to notice of and to vote at the Meeting. A detailed description of the matters to be acted upon at the Meeting is set forth in the Corporation’s Management Information Circular for the Meeting (the “Information Circular”). The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations (the “Notice-and-Access Provisions”) of the Canadian Securities Administrators for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders of the Corporation by allowing the Corporation to post its Information Circular and any additional materials online. Shareholders who would like more information about the Notice-and-Access Provisions may contact the Corporation’s transfer agent, Capital Transfer Agency, ULC, toll-free at 1-844-499-4482. Please see “Notice-and-Access” in the accompanying Information Circular. We strongly encourage shareholders to vote their Common Shares of the Corporation prior to the Meeting by any of the means described in the Information Circular.

The Information Circular and all additional materials have been posted in full online at www.capitaltransferagency.ca and under the Corporation’s SEDAR profile at www.sedar.com. Shareholders are reminded to carefully review the Information Circular and any additional materials prior to voting on the matters being transacted at the Meeting. All Shareholders of record as of July 31, 2023, the record date, will receive a notice and access notification containing instructions on how to access the Corporation’s Information Circular and all additional materials. Copies of: (a) this notice of annual and special meeting of shareholders; (b) the Information Circular; (c) a management form of proxy and instructions in relation thereto (the “Management Proxy”); and (d) the audited consolidated financial statements of the Corporation for its years ended October 31, 2022 and 2021, and the independent auditor’s report thereon may be obtained free of charge by contacting Capital Transfer Agency, ULC at 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2 or by phone at 1-844-499-4482. In order to ensure that a paper copy of the Information Circular and additional materials can be delivered to a Shareholder in time for such Shareholder to review the Information Circular and return a Management Proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than September 5, 2023.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or may be represented by proxy. Shareholders are requested to: (i) sign, date and deliver the Management Proxy to the Corporation’s registrar and transfer agent, Capital Transfer Agency, ULC, 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2 Canada or visit www.capitaltransferagency.com/voteproxy, so it is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof; or (ii) return your voting instructions as specified in the request for voting instructions delivered to you, as applicable.

DATED this 4th day of August, 2023

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “J. Obie Strickler”
J. Obie Strickler
Director, President and Chief Executive Officer

GROWN ROGUE INTERNATIONAL INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) is furnished in connection with the solicitation by management (“Management”) of Grown Rogue International Inc. (the “Corporation”), of proxies to be used at the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held on Monday, September 14, 2023, at the time and place and for the purposes set forth in the accompanying notice of annual and special meeting (the “Notice”). The costs associated with this proxy solicitation will be borne by the Corporation.

Except as otherwise indicated, information herein is given as at August 4, 2023. In this Information Circular, all references to dollar amounts are to Canadian dollars, unless otherwise specified. All references to US$ indicate dollar amounts in the lawful currency of the United States. All references herein to the Corporation shall include its subsidiaries as the context may require.

The board of directors of the Corporation (the “Board” or “Board of Directors”) has by resolution fixed the close of business on July 31, 2023, as the record date (the “Record Date”) for the Meeting. Only holders of common shares (the “Common Shares”) of the Corporation (each, a “Shareholder” and collectively, the “Shareholders”) of record as at 5:00 pm (Eastern Daylight Time) as at the Record Date will be entitled to receive the Notice and related documents and to vote at the Meeting or at any adjournment thereof, but failure to receive such Notice does not deprive Shareholders of their right to vote their Common Shares at the Meeting.

If any person entitled to vote at an annual and special meeting of the Shareholders wishes to propose any matter for consideration at the next annual and special meeting, in order for such proposal to be considered for inclusion in the materials mailed to Shareholders in respect of such meeting, such proposal must be received by the Corporation no later than 90 days before the anniversary date of the Notice.

The Corporation will use the Notice-and-Access Provisions (as defined below) to conduct the solicitation of proxies in connection with this Information Circular. Proxies may also be solicited by telephone, facsimile, email or in person by directors, officers and employees of the Corporation who will not be additionally compensated therefor. Arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons.

NOTICE-AND-ACCESS

The Corporation has elected to deliver the materials in respect of the Meeting pursuant to the notice-and-access provisions (“Notice-and-Access Provisions”) concerning the delivery of proxy-related materials to shareholders found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of registered shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of beneficial shareholders. The Notice-and-Access Provisions are a set of rules that reduce the volume of proxy-related materials that must be physically mailed to shareholders by allowing issuers to deliver meeting materials to shareholders electronically by providing shareholders with access to these materials online.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Corporation. In order for the Corporation to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting the Information Circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Corporation must send a notice to Shareholders, including beneficial Shareholders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain a paper copy of those materials from the Corporation.

In accordance with the Notice-and-Access Provisions, a notice and a form of proxy or voting instruction form has been sent to all Shareholders informing them that this Information Circular is available online and explaining how this Information Circular may be accessed, in addition to outlining relevant dates and matters to be discussed at the Meeting. This Information Circular has been posted in full on www.capitaltransferagency.ca and under the Corporation’s SEDAR profile at www.sedar.com.

The Corporation will cause its agent to deliver copies of the proxy-related materials to the clearing agencies and Intermediaries (as hereinafter defined) for onward distribution to Non-Registered Holders (as hereinafter defined). The Corporation intends to pay for the Intermediaries to deliver to objecting Non-Registered Holders the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary of NI 54-101.

Any Shareholder who wishes to receive a paper copy of this Information Circular free of charge must contact Capital Transfer Agency, ULC at 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2, toll free telephone number 1-844-499-4482. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a form of proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than September 5, 2023.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed management form of proxy and instructions in relation thereto (the “Management Proxy”) are officers and/or directors of the Corporation. Each Shareholder has the right to appoint a person or company, who need not be a Shareholder, other than the persons named in the enclosed form of proxy, to represent such Shareholder at the Meeting or any adjournment(s) thereof. Such right may be exercised by inserting such person’s name in the blank space provided and striking out the names of Management’s nominees in the Management Proxy or by completing another proper form of proxy. All proxies must be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized. The completed form of proxy must be deposited at the office of the Corporation’s transfer agent, Capital Transfer Agency, ULC, 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2 Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment(s) thereof.

A Shareholder forwarding the enclosed Management Proxy may indicate the manner in which the appropriate appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares represented by the proxy submitted by a Shareholder will be voted in accordance with the directions, if any, given in the proxy.

In addition to revocation in any other manner permitted by law, a Management Proxy or other form of proxy may be revoked if it is received not later than 11:00 am (Eastern Daylight Time) on September 12, 2023 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, by completing and signing a proxy bearing a later date and depositing it with Capital Transfer Agency, ULC on behalf of the Corporation.

If you are a registered Shareholder of the Corporation, whether or not you are able to attend the Meeting, you are requested to complete, execute and deliver the enclosed Management Proxy in accordance with the instructions set forth on the form to the Corporation, c/o Capital Transfer Agency, ULC, 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

EXERCISE OF DISCRETION BY PROXIES

Common Shares represented by properly executed proxies in favour of the persons named in the enclosed Management Proxy will be either voted or withheld from voting, as applicable, in accordance with the instructions given by the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. Where Shareholders have properly executed proxies in favour of the persons named in the enclosed Management Proxy and have not specified in the Management Proxy the manner in which the named proxies are required to vote the Common Shares represented thereby, such Common Shares will be voted in favour of the passing of the matters set forth in the Notice. The enclosed Management Proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, neither Management nor the directors of the Corporation (each, a “Director” and collectively, the “Directors”) are aware of any such amendments, variations or others matters to come before the Meeting. If any other matters which at present are not known to Management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxies.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Registered holders of Common Shares or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the Common Shares; or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to Beneficial Owners

The Corporation will have caused its agent to deliver copies of the proxy-related materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge Financial Solutions, Inc. to forward the meeting materials to Non-Registered Holders. Generally, those Non-Registered Holders who have not waived the right to receive meeting materials will either:

6.	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Capital Transfer Agency in the manner set out above in this Information Circular, with respect to the Common Shares beneficially owned by such Non-Registered Holder; or

7.	more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically, the Voting Instruction Form will consist of a one-page pre-printed form. The purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or voting instruction form is to be delivered.

Non-Registered Holders (other than Non-Registered Holders who are duly appointed proxyholders) will not be admitted to the Meeting. Non-Registered Holders are urged to vote their Common Shares in advance of the Meeting in accordance with the procedures and instructions received from Broadridge Financial Solutions, Inc. or other applicable intermediary. Non-Registered Holders may listen to the Meeting using the live audioconferencing facilities described in this Information Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no: (i) Director or executive officer (an “Officer”) of the Corporation who has held such position at any time since November 1, 2021; (ii) proposed nominee for election as a director of the Corporation; or (iii) associate or affiliate of a person in (i) or (ii) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of Directors.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value of which, as at the date hereof, 170,832,611 Common Shares are issued and outstanding as fully paid and non-assessable Common Shares. Each issued and outstanding Common Share entitles its holder to one vote.

To the knowledge of the Directors and Officers, as at the Record Date, no person beneficially owns, directly and indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights, except as follows:

Name	Number of Common Shares	Percentage of Class
J. Obie Strickler	34,194,416	20.01%
Bengal Catalyst Fund, LP	24,365,000	14.26%

The Officers and Directors of the Corporation own, as a group, a total of 40,831,773 Common Shares, representing 23.9% of the issued and outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	PRESENTATION OF FINANCIAL STATEMENTS FOR 2022 AND 2021

A copy of the audited consolidated financial statements of the Corporation for its prior years ended October 31, 2022 and 2021 can be found on the Corporation’s SEDAR profile at www.sedar.com. Copies can also be obtained on request by contacting the Corporation: Grown Rogue International Inc. c/o Miller Thomson LLP, Scotia Plaza, 40 King St. W., Suite 5800, PO Box 1011, Toronto, Ontario, M5H 3S1, Attention to: Ryan Kee, CFO and Corporate Secretary.

2.	ELECTION OF DIRECTORS

The articles of the Corporation provide that the Corporation shall not have more than ten (10) Directors. At the annual and special meeting of the shareholders of the Corporation held on July 15, 2019, the Shareholders voted in favour of a special resolution empowering the directors of the Corporation to determine from time to time the number of directors of the Corporation to be elected at any future annual meeting of Shareholders in accordance with the provisions of the Business Corporations Act (Ontario). The directors of the Corporation have determined that the number of directors of the Corporation to be elected at the Meeting shall be five (5). The nominees are, in the opinion of the Board, well qualified to act as Directors for the coming year. Each nominee has established his eligibility and willingness to serve as a Director, if elected. Each duly elected Director will hold office until the next annual meeting of Shareholders or until a successor is duly elected, unless his office is earlier vacated in accordance with the articles of the Corporation. The following table sets out the names of the persons nominated by management for election, any offices with the Corporation currently held by them, their principal occupations, the period or periods of service as directors of the Corporation and the approximate number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised as of the date hereof.

Name, province or state and country of residence	Office Held	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned or Controlled or Directed(1)
J. Obie Strickler(2) Oregon, United States	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Corporation	November 15, 2018	34,194,416
Abhilash Patel(2) California, United States	Director	Consultant	November 15, 2018	754,971
Stephen Gledhill(2) Ontario, Canada	Director	Accountant	November 15, 2018	44,386
Sean Conacher Ontario, Canada	Director	Chief Executive Officer of Global Cannabis Innovators Corp.	August 27, 2020	485,000
Ryan Kee Washington, United States	Director	Chief Financial Officer	N/A	97,500

Notes:

(1)	The information as to the number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, not being within the direct knowledge of the Corporation, has been furnished by the respective Director nominees.
(2)	Member of the Audit Committee and Compensation Committee. Stephen Gledhill is the chairman of the Audit Committee and the Compensation Committee.
(3)	J. Obie Strickler, being an executive officer of the Corporation, is not “independent” as defined in NI 52-110 – Audit Committees (“NI 52- 110”). The Corporation is relying on the exemption provided by section 6.1 of NI 52-110 pursuant to which the Corporation, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Director Biographies

Mr. J. Obie Strickler

Mr. Strickler is the CEO, President and founder of the Corporation. He founded Canopy Management, LLC in 2015 to consolidate the three medical facilities he had operated since 2006 within one company. Mr. Strickler formed the Corporation in late 2016 and entered the Oregon recreational cannabis market with a plan to build a multi-national cannabis brand. Mr. Strickler was successful in building a profitable medical cannabis company and used that foundation to build Grown Rogue where he has led a team that now has operations in two states with a management contract in two additional states. Mr. Strickler has a BS in Geology from Southern Oregon University and is also an Oregon Professional Geologist. During the time he was financing and overseeing Canopy’s growth he was also the regional manager for a large multi-service natural resource company before starting his own business in 2011 to provide management services to large natural resource companies primarily in the mining sector. In this role, he was responsible for building and integrating complex technical teams to advance large, world-class, multi-billion-dollar mining projects from exploration through feasibility primarily in base and precious metals. In 2014, Mr. Strickler teamed with aerospace engineers to form HyperSciences, Inc a platform technology company focused on commercializing hypervelocity technology into a variety of industrial applications. Mr. Strickler helped secure a large contract with one of the world’s larger oil and gas providers to solve deep drilling challenges and moved this project through proof of concept before departing to focus on the opportunities in cannabis full time. Mr. Strickler is taking his production and product innovation experience in the cannabis industry and his integration and execution experience from the natural resource industry to build Grown Rogue into a premier cannabis company. Mr. Strickler is 44 years old and devotes 100% of his professional time to the Corporation.

Mr. Abhilash Patel

Mr. Patel is a serial entrepreneur, venture investor, speaker, and philanthropist. He is currently Founder & CEO of Thermal.co, a venture studio in Santa Monica, CA with a portfolio of stage-agnostic and category-agnostic investments along with a number of operating ventures. Previously, Abhilash was founder and CEO at Ranklab, a digital marketing agency and Co-Founder of Recovery Brands, a digital publisher with assets including Rehabs.com, Recovery.org and others. Both companies were listed in Inc. Magazine’s fastest growing private companies in 2015. Later in 2015, both companies were acquired by AAC Holdings, then listed on the NYSE. He is on the Board of Directors for several non-profit organizations in Southern California, including the LA Regional Food Bank, Junior Achievement of Southern California, Clare|Matrix and 10,000 Beds, and serves on the board of several privately-held startups as well.

Abhilash holds a BA in Economics and Philosophy from Columbia University, and an MBA from the UCLA Anderson School of Management. Abhilash’s work has been featured in several major publications, including Inc., Huffington Post, Forbes, and Entrepreneur, USA Today, among others. Dr. Drew., Inc. named Abhilash “One of 20 Inspiring Entrepreneurs Improving Health for All” and Forbes highlights him in an interview entitled “How Web Publishing is Saving Lives”. When he’s not helping businesses grow, Abhilash is spending time with his wife and their three beautiful sons, or training for his next triathlon. Mr. Patel is 43 years old and intends to devote the time necessary to serve as a director of the Corporation.

Mr. Stephen Gledhill

Mr. Gledhill is the founder and President of Keshill Consulting Associates Inc., a boutique management consulting practice. Mr. Gledhill has over 25 years of financial-control experience and acts as CFO and Corporate Secretary for multiple publicly-traded companies, several of which he was instrumental in scaling-up and taking public. He currently serves as the CFO of CO2 Gro Inc. (TSXV:GROW), Bhang Inc. (CSE: BHNG), DelphX Capital Markets Inc (TSXV:DELX) and POSaBIT Systems Corporation (CSE: PBIT), as well as the Corporate Secretary of Tombill Mines Limited (TSXV: TBLL). Mr. Gledhill has also served as the Senior Vice President and CFO of Borealis Capital Corporation, a Toronto-based merchant bank as well as Vice President of Finance of OMERS Realty Corporation (ORC), the real estate entity of the Ontario Municipal Employees Retirement System. Mr. Gledhill is a Chartered Public Accountant and Certified Management Accountant and holds a Bachelor of Math Degree from the University of Waterloo. Mr. Gledhill is 62 years old and intends to devote the time necessary to serve as a director of the Corporation.

Mr. Sean Conacher

Sean is an experienced executive with a demonstrated history of working in the financial services, cannabis, and marketing sectors. He is skilled in entrepreneurship, venture capital, public and private equity, foreign exchange, options and asset management. He has held senior executive and board roles in both public and private companies. Mr. Conacher is 53 years old and intends to devote the time necessary to serve as a director of the Corporation.

Mr. Ryan Kee

Mr. Kee is an experienced accounting professional with a history of working in mining in various global jurisdictions. He is skilled in financial reporting, IT integrations, and team building & development. He is currently Chief Accounting Officer of the Corporation. Mr. Kee has a BS in Accounting and Spanish from the University of Idaho, and is a Certified Public Accountant, licensed in Washington state. He has developed financial models to quantitatively describe the cost profiles of operating mines, optimize grade cutoffs, and drive cost reductions. Most recently, he led accounting, supply chain, and IT teams for an operating gold mine in South America, and will apply the best practices learned & developed in mining to cannabis production. Mr. Kee is 40 years old and intends to devote 100% of his professional time to the Corporation.

Corporate Cease Trade Orders, Bankruptcy Proceedings and Penalties and Sanctions

Other than disclosed below, to the knowledge of the Corporation, no Director or proposed Director of the Corporation is, as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director or chief executive officer or chief financial officer of any company (including the Corporation) that: (a) was the subject of an order (as defined in Form 51-102F5 under National Instrument 51-102 Continuous Disclosure Obligations) that was issued while the Director or proposed Director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the Director or proposed Director ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant Corporation access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

No Director or proposed Director of the Corporation: (a) is, or within 10 years before the date hereof has been a director or executive officer of a corporation (including the Corporation) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Director or proposed Director.

Other than disclosed below, no Director or proposed Director of the Corporation has been subject to any: (a) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (b) other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder in deciding whether to vote for the Director or proposed Director.

In 2013, Sean Conacher was a trader and designated person at a firm regulated by The Investment Industry Regulatory Organization of Canada (“IIROC”). It was determined that between June 2013 and October 2013, Mr. Conacher allowed a U.S. based client to enter orders directly on an IIROC-regulated marketplace through a firm inventory account, and therefore permitted trades to be executed that Mr. Conacher knew, or ought to have reasonably have known, would not comply with applicable regulatory requirements. Mr. Conacher and IIROC subsequently entered into a settlement agreement, resulting in: (i) a fine of $15,000; (ii) a suspension of access to IIROC-regulated marketplaces for three months effective from October 2013; and (iii) costs of $2,000.

On January 12, 2016 (further to a TSX Venture Exchange Bulletin dated January 11, 2016), Gemoscan Canada, Inc.’s (“GES”) shares were suspended from trading on the TSX Venture Exchange for failing to maintain exchange requirements, GES having made assignment into bankruptcy. Effective January 13, 2016, GES’s listing was transferred to the NEX. Stephen Gledhill served as CFO of GES from August 2010 to November 2015.

On April 25, 2016, CO2 Gro Inc. (formerly BlueOcean NutraSciences Inc.) (“BOC”) applied to the applicable Canadian securities regulatory authorities pursuant to Policy 12-203 for a MCTO, which precluded members of management (including Stephen Gledhill, CFO) from trading BOC common shares until such time as the MCTO is no longer in effect. The MCTO was sought by BOC as it would not be filing its audited annual financial statements, related management discussion and analysis and applicable officer certifications (the “Annual Materials”) by the deadline date of April 29, 2016. On May 9, 2016, the OSC granted a temporary MCTO, effective until May 16, 2016. On May 16, 2016, the OSC issued a permanent MCTO in effect until 2 days following BOC filing its Annual Materials with the applicable regulatory authorities. On July 19, 2016, BOC filed its Annual Materials and on July 21, 2016, the MCTO was lifted.

On May 3, 2021, Bhang Inc. (“Bhang”) was granted a management cease trade order (“MCTO”) by the applicable Canadian securities regulatory authorities pursuant to National Policy 12-203 – Management Cease Trade Orders (“Policy 12-203”), which precluded members of management (including Stephen Gledhill, CFO) from trading Bhang shares until such time as the MCTO was no longer in effect. The MCTO was sought by Bhang as it would not be filing its audited annual financial statements, related management discussion and analysis and applicable officer certifications (the “Bhang 2021 Annual Materials”) by the deadline date of April 30, 2021. On June 23, 2021, Bhang filed the Bhang 2021 Annual Materials and the MCTO lapsed on July 5, 2021.

On May 3, 2022, Bhang was granted a MCTO by the applicable Canadian securities regulatory authorities pursuant to NP 12-203 which precluded members of management (including Stephen Gledhill, CFO) from trading Bhang shares until such time as the MCTO is no longer in effect. The MCTO was sought by Bhang as it would not be filing its audited annual financial statements, related management discussion and analysis and applicable officer certifications (the “Bhang 2022 Annual Materials”) by the deadline date of May 2, 2022. On May 31, 2022, Bhang filed the Bhang 2022 Annual Materials and the MCTO lapsed on June 8, 2022.

On May 5, 2023, Bhang was issued a failure to file cease trade order in respect of the Company’s securities by the applicable Canadian securities regulatory authorities pursuant to Multilateral Instrument 11-103 - Failure-to-File Cease Trade Orders in Multiple Jurisdictions (the “FFCTO”), which precludes trading in the company’s securities, as a result of Bhang’s failure to file its audited annual financial statements, related management discussion and analysis and applicable officer certifications for the year ended December 31, 2022. As of the date of this Information Circular, the FFCTO remains in effect.

The Corporation’s common shares are quoted for trading on the OTC Markets under the symbol “GRUSF” and listed on the Canadian Securities Exchange (“CSE”), under the symbol “GRIN”. During the past three years, there have been two suspensions of trading for failure to timely file financial reports: trading of the Corporation’s common shares ceased over the OTC Markets and CSE in March 2020, both associated with the same filing delay. On March 24, 2020, the Company rectified the default situation that gave rise to the suspension of trading, and trading on the CSE and OTC Markets resumed. The Securities and Exchange Commission’s amendments to Rule 15c2-11 went into effect September 28, 2021, and on that date, quotations on the OTC Markets were no longer publishable due to lack of current information about the Corporation. As of the date of this Information Circular, this issue has been resolved and the quotations are available on the OTC Markets.

If you complete and return the proxy for the Meeting, the persons designated in the proxy for the Meeting intend to vote at the Meeting, or any adjournment thereof, FOR the election of J. Obie Strickler, Abhilash Patel, Stephen Gledhill, Sean Conacher and Ryan Kee as Directors, unless you specifically direct that your vote be withheld.

3.	APPOINTMENT AND REMUNERATION OF AUDITORS

At the Meeting, Shareholders will be asked to approve a resolution re-appointing Turner, Stone & Company, L.L.P., of Dallas, Texas, as auditors for the Corporation, to hold office until the next annual meeting of Shareholders, and to authorize the Directors to fix their remuneration. Turner, Stone & Company, L.L.P., Charter Professional Accountants were appointed as auditors of the Corporation effective November December 6, 2021.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE APPOINTMENT OF TURNER, STONE & COMPANY, L.L.P., CHARTERED PROFESSIONAL ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND THE AUTHORIZING OF THE DIRECTORS TO FIX THEIR REMUNERATION.

If you complete and return the Management Proxy, the persons designated in the Management Proxy intend to vote at the Meeting, or any adjournment thereof, FOR the appointment of Turner, Stone & Company, L.L.P. as auditors of the Corporation and to authorize the Board to fix the auditors’ remuneration, unless you specifically direct that your vote be withheld.

4.	RE-APPROVAL OF EQUITY INCENTIVE PLAN

The Corporation has an omnibus equity incentive plan that was last approved by shareholders on August 27, 2020 (the “Equity Incentive Plan”). The maximum number of Common Shares that may be issued under the Equity Incentive Plan is 20% of the number of Common Shares then outstanding. Notwithstanding the forgoing, the total number of Common Shares issued under ISOs (as defined below) cannot exceed 20,000,000 Common Shares, subject to adjustment as provided in the Equity Incentive Plan.

CSE policies require that rolling security based compensation arrangements, such as the Equity Incentive Plan, receive shareholder approval every three years at the Corporation’s annual shareholders meeting. As such, shareholders are being asked to consider and, if thought appropriate, adopt an ordinary resolution, authorizing and approving Corporation’s Equity Incentive Plan (the “Equity Incentive Plan Resolution”). A summary of the material terms of the Equity Incentive Plan is set out below. The proposed Equity Incentive Plan is identical to the one approved by shareholders on August 27, 2020. The full text of the Equity Incentive Plan is attached to the Corporation’s management information circular dated July 20, 2020 and is available under the Corporation’s profile on sedar.com.

Summary of the Equity Incentive Plan

The principal features of the Equity Incentive Plan are summarized below.

Purpose

The purpose of the Equity Incentive Plan is to enable the Corporation and its affiliated companies to: (i) promote and retain employees, officers, consultants, and directors capable of assuring the future success of the Corporation, (ii) to offer such persons incentives to put forth maximum efforts, and (iii) to compensate such persons through various share and cash-based arrangements and provide them with opportunities for share ownership, thereby aligning the interests of such persons and Shareholders.

The Equity Incentive Plan permits the grant of (i) nonqualified stock options (“NQSOs”) and incentive stock options (“ISOs”) (collectively, “Options”), (ii) restricted stock awards, (iii) restricted stock units (“RSUs”), (iv) stock appreciation rights (“SARs”), and (v) performance compensation awards (“PCAs”), which are referred to herein collectively as “Awards,” as more fully described below.

Eligibility

Any of the Corporation’s employees, officers, directors, consultants (who are natural persons) are eligible to participate in the Equity Incentive Plan (the “Participants”). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Equity Incentive Plan, will be determined by the Board or Compensation Committee based on its judgment as to the best interests of the Corporation.

The maximum number of Common Shares that may be issued under the Equity Incentive Plan shall be determined by the Board from time to time, but in no case shall exceed, in the aggregate, 20% of the number of Common Shares then outstanding. Notwithstanding the above, the total number of Common Shares issued under ISOs cannot exceed 20,000,000 Common Shares, subject to adjustment as provided in the Equity Incentive Plan.

Any shares subject to an Award under the Equity Incentive Plan that are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Equity Incentive Plan. In the event of any dividend, recapitalization, forward or reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Common Shares or other securities of the Corporation, issuance of warrants or other rights to acquire Common Shares or other securities of the Corporation, or other similar corporate transaction or event, which affects the Common Shares, or unusual or nonrecurring events affecting the Corporation, or the financial statements of the Corporation, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Compensation Committee or Board may make such adjustment, which is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Equity Incentive Plan, to (i) the number and kind of shares which may thereafter be issued in connection with Awards, (ii) the number and kind of shares issuable in respect of outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and (iv) any share limit set forth in the Equity Incentive Plan.

Awards

Options

The Compensation Committee is authorized to grant Options to purchase Common Shares that are either ISOs meaning they are intended to satisfy the requirements of Section 422 of the Code, or NQSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Equity Incentive Plan will be subject to the terms and conditions established by the Board or Compensation Committee. Under the terms of the Equity Incentive Plan, unless the Compensation Committee or Board determines otherwise in the case of an Option substituted for another Option in connection with a corporate transaction, the exercise price of the Options will not be lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the stock options, and (b) the date of grant of the stock options. Options granted under the Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee or Board and specified in the applicable award agreement. The maximum term of an option granted under the Equity Incentive Plan will be ten years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by cheque, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Compensation Committee may determine to be appropriate.

Restricted Stock

A restricted stock award is a grant of Common Shares, which are subject to forfeiture restrictions during a restriction period. The Compensation Committee or Board will determine the price, if any, to be paid by the Participant for each Common Shares subject to a restricted stock award, but in any event the price may not be lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the restricted stock, and (b) the date of grant of the restricted stock. The Compensation Committee or Board may condition the expiration of the restriction period, if any, upon: (a) the Participant’s continued service over a period of time with the Corporation or its affiliates; (b) the achievement by the Participant, the Corporation or its affiliates of any other performance goals set by the Compensation Committee; or (c) any combination of the above conditions as specified in the applicable award agreement. If the specified conditions are not attained, the Participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying Common Shares will be forfeited. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of Common Shares. During the restriction period, unless otherwise provided in the applicable award agreement, a Participant will have the right to vote the shares underlying the restricted stock; however, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. The Compensation Committee may, in its discretion, accelerate the vesting and delivery of shares of restricted stock. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee, upon a Participant’s termination of service with the Corporation, the unvested portion of a restricted stock award will be forfeited.

RSUs

RSUs are granted in reference to a specified number of Common Shares and entitle the holder to receive, on achievement of specific performance goals established by the Compensation Committee or Board or after a period of continued service with the Corporation or its affiliates or any combination of the above as set forth in the applicable award agreement, one Common Share for each such Common Share covered by the RSU; provided, that the Compensation Committee may elect to pay cash, or part cash and part Common Shares in lieu of delivering only Common Shares. The Compensation Committee or Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee, upon a Participant’s termination of service with the Corporation, the unvested portion of the RSUs will be forfeited. The value ascribed to the Common Shares covered by the RSU may not be lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the RSUs, and (b) the date of grant of the RSUs.

Stock Appreciation Rights

A SAR entitles the recipient to receive, upon exercise of the SAR, the increase in the fair market value of a specified number of Common Shares from the date of the grant of the SAR and the date of exercise payable in Common Shares. Any grant may specify a vesting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR shall be exercisable. No SAR may be exercised more than ten years from the grant date. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee or Board, upon a Participant’s termination of service with the Corporation, the unvested portion of a SAR will be forfeited. The value ascribed to the Common Shares covered by the SARs may not be lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the SAR, and (b) the date of grant of the SAR.

Performance Compensation Awards

PCAs may be granted under the Equity Incentive Plan, which (i) may be denominated or payable in cash, Common Shares, or other securities, awards or other property (including, without limitation, restricted stock and RSUs), and (ii) confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Compensation Committee or Board shall establish. Notwithstanding the foregoing, pursuant to the rules of the CSE, the value ascribed to the Common Shares covered by the PCAs may not be lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the PCA, and (b) the date of grant of the PCA. Subject to the terms of the Equity Incentive Plan and the policies of the CSE, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any PCA granted, the amount of any payment or transfer to be made pursuant to any PCA and any other terms and conditions shall be determined by the Compensation Committee or Board. Unless otherwise provided in the applicable award agreement or as may be determined by the Compensation Committee or Board, upon a Participant’s termination of service with the Corporation, the unvested portion of a PCA will be forfeited.

General

The Compensation Committee or Board may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the Equity Incentive Plan shall be non-transferable except by will or by the laws of descent and distribution. No Participant shall have any rights as a shareholder with respect to Common Shares covered by any Awards, unless and until such Awards are settled in Common Shares.

No Option (or, if applicable, SARs) shall be exercisable, no Common Shares shall be issued, no certificates for Common Shares shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws. The Board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan and the Compensation Committee or Board may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to the approval of the Corporation’s shareholders if such approval is necessary to comply with any tax or regulatory requirement applicable to the Equity Incentive Plan (including, without limitation, as necessary to comply with any rules or requirements of applicable securities exchange), and (ii) no such amendment or termination may adversely affect Awards then outstanding without the Award holder’s permission.

In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Common Shares or other securities of the Corporation or any other similar corporate transaction or event involving the Corporation (or the Corporation shall enter into a written agreement to undergo such a transaction or event), the Compensation Committee or the Board may, in its sole discretion, provide for any (or a combination) of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs):

●	termination of the Award, whether or not vested, in exchange for cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant’s vested rights,

●	the replacement of the Award with other rights or property selected by the Compensation Committee or the Board, in its sole discretion,

●	assumption of the Award by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices,

●	that the Award shall be exercisable or payable or fully vested with respect to all Common Shares covered thereby, notwithstanding anything to the contrary in the applicable award agreement, or

●	that the Award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of the event.

Tax Withholding

The Corporation may take such action as it deems appropriate to ensure that all applicable federal, state, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

Shareholders will be asked at the Meeting to consider and, if thought advisable, pass the Equity Incentive Plan Resolution, substantially in the following form:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the equity incentive plan (the “Equity Incentive Plan”) of Grown Rogue International Inc. (the “Corporation”), in the form attached to the Corporation’s management information circular dated July 20, 2020, and all grants of Awards (as defined in the Equity Incentive Plan) thereunder, be and the same are hereby ratified, confirmed and approved;

2.	the unallocated Awards available for grant under the Equity Incentive Plan are hereby approved;

3.	the directors of the Corporation or any such committee of the Corporation are hereby authorized to grant Awards pursuant to the Equity Incentive Plan to those eligible to receive Awards thereunder; and

4.	any one or more of the directors or officers of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution, the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination.”

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE EQUITY INCENTIVE PLAN RESOLUTION.

If you complete and return the Management Proxy, the persons designated in the Management Proxy intend to vote at the Meeting, or any adjournment thereof, FOR the Equity Incentive Plan Resolution, unless you specifically direct that your vote be voted against the Equity Incentive Plan Resolution.

OTHER MATTERS

The Corporation knows of no other matters to be brought before the Meeting. If any amendment, variation or other business is properly brought before the Meeting, the form of Management Proxy and voting instruction confers discretion on the persons named on the form of Management Proxy to vote on such matters in accordance with their best judgment.

EXECUTIVE COMPENSATION

For purposes of this Information Circular, a “Named Executive Officer” of the Corporation means an individual who, at any time during the year, was:

(a)	the Corporation’s chief executive officer (“CEO”);

(b)	the Corporation’s chief financial officer (“CFO”);

(c)	each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 during the Corporation’s most recently completed financial year; and

(d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Based on the foregoing definition, during the last completed financial year of the Corporation, there were three (3) Named Executive Officers, being J. Obie Strickler, Ryan Kee and Adam August.

There were five (5) Directors during the last completed financial year of the Corporation, being J. Obie Strickler, Abhilash Patel, Stephen Gledhill, Sean Conacher and Ryan Kee.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Corporation has constituted a committee of the Board to serve as a compensation committee (the “Compensation Committee”). The Compensation Committee is appointed by the Board to establish policies and procedures with respect to the compensation of the Corporation’s Directors and Officers. The Compensation Committee has overall responsibility for approving and evaluating compensation plans, policies and programs of the Corporation. The Compensation Committee members may be replaced by the Board.

The Compensation Committee is comprised of a majority of independent Directors. The current Compensation Committee is comprised of J. Obie Strickler (not independent), Abhilash Patel (independent) and Stephen Gledhill (independent). Under the proposed slate of the directors, the current members of the Compensation Committee will be re-appointed. Recognizing the importance of an independent dialogue, in determining the appropriate level of compensation payable to Mr. J. Obie Strickler, the independent members of the Compensation Committee subjectively and quantitatively analyze his performance using the criteria discussed in this section below. In addition, the Compensation Committee reviews the adequacy and form of compensation in comparison to other companies of similar size and stage of development as described further below.

Compensation Committee Mandate

The Compensation Committee is appointed by the Board of Directors to assist the Board in carrying out its responsibilities by:

●	Reviewing compensation and human resources issues in support of the achievement of the Corporation’s business strategy and making recommendations to the Board as appropriate.

●	Reviewing and approving corporate goals and objectives relevant to executive officer compensation.

●	Evaluating executive officer performance against those goals and objectives.

●	Making recommendations to the Board with respect to executive officer’s compensation.

●	Reviewing issues and overseeing the investment management of the Corporation’s savings and investment plans, if applicable.

Compensation Philosophy

Compensation of executive officers of the Corporation is recommended to the Board of Directors by the Compensation Committee. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Corporation performance.

The Compensation Committee establishes management compensation policies and oversees their general implementation. All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All members are or have held senior executive or director roles within significant businesses. Mr. Gledhill has public company experience, and all have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation’s sector provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metrics for measuring success.

Risk management is a primary consideration of the Compensation Committee when implementing its compensation program. The Compensation Committee does not believe that the Corporation’s current compensation program results in unnecessary or inappropriate risk-taking, including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made until performance goals have been met.

Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields. The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of managers, other than himself, for approval by the Board. The Compensation Committee makes recommendations to the Board as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other managers are based.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on various pre-set criteria and the degree of achievement of objectives sets by the Compensation Committee. These performance goals will therefore take into account (1) the compliance with budgeted results, (2) the Corporation’s share performance during the last completed financial year, and (3) the business development and personal achievement fulfilled by each executive employee, as the case may be. Generally, new stock option grants do not take into account previous grants of options when considering new grants.

The President and Chief Executive Officer’s salary is based on comparable market consideration and the Compensation Committee’s assessment of his performance, with regard to the Corporation’s financial performance and progress in achieving strategic performance.

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation. The Corporation aims to achieve these objectives by: (i) providing executive compensation which is competitive with what is offered by comparable companies; (ii) ensuring that the achievement of annual objectives is rewarded through the payment of bonuses; and (iii) providing executives with long-term incentive through the grant of stock options.

The compensation paid to the Named Executive Officers will be based on comparisons to compensation paid to officers of companies in a similar business, size and stage of development and will reflect the need to provide incentives and compensation for the time and effort expended by the Named Executive Officers, while taking into account the financial and other resources of the Corporation, as well as increasing short and long-term shareholder value.

Compensation Elements

Compensation of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the compensation for the financial years ended October 31, 2022 and 2021, the following components were examined:

(e)	base salary;

(f)	annual performance incentive relative to base compensation consisting of cash and stock options;

(g)	grant of share-based Awards; and

(h)	other elements of compensation which may include shares of the Corporation.

Base Salary

The compensation of the Corporation’s executive officers is determined by the Board upon recommendations made by the Compensation Committee. Executive compensation is generally based on performance and what is being offered by other firms of comparable size in similar fields.

Annual Incentive Plan

The Corporation has a bonus plan for its executive officers, representing a percentage of their base annual salary. The grant of bonuses for performance is left at the discretion of the Board of Directors upon the recommendation of the Compensation Committee, based on the financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, as more fully described above.

Share-based Awards

The Corporation believes that encouraging its Officers and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is currently accomplished through the Corporation’s Equity Inventive Plan. Under the Equity Incentive Plan, Awards will be granted to management and employees taking into account a number of factors, including, base salary and bonuses, and competitive factors.

The Awards component of compensation provided by the Corporation under the Equity Incentive Plan is intended to advance the interests of the Corporation by encouraging the Directors, Officers, employees and consultants of the Corporation to acquire Common Shares, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs. Grants under the Equity Incentive Plan are intended to provide long term awards linked directly to the market value performance of the Corporation’s Common Shares. Under the Equity Incentive Plan, the Board will review the Compensation Committee’s recommendations for the granting of Awards to management, Directors, Officers, other employees, and consultants of the Corporation and its subsidiaries. Awards will be granted according to the specific level of responsibility of the particular Director, Officer, employee or consultant. The number of outstanding Awards will also be considered by the Board when determining the number of Awards to be granted in any particular year due to the limited number of Awards that are available for grant under the Equity Incentive Plan.

Equity Incentive Plan

The Equity Incentive Plan was previously approved by the Shareholders at the annual and special meeting of the shareholders of the Corporation held on August 27, 2020 and shareholders will be asked to re-approve the Equity Incentive Plan at the Meeting. A summary of the Equity Incentive Plan is available above under the heading “Matters to be acted upon at the Meeting – 4. Re-Approval of the Equity Incentive Plan”.

Purchase of Financial Instruments

The Corporation has not adopted any policies or imposed any contractual obligations to restrict the ability of a Named Executive Officer or a Director to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation by the Corporation or held, directly or indirectly, by the Named Executive Officer or Director. The Board discourages the practice of purchasing the securities described above.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers and Directors for the two most recently completed financial periods ended October 31, 2022 and 2021:

Table of Compensation excluding Compensation Securities

Name	Year	Salary, consulting fee, retainer or commission (US$)	Bonus (US$)	Committee or meeting fees (US$)	Value of perquisites	Value of all other compensation (US$)	Total compensation (US$)
J. Obie Strickler, President, CEO, and Director	2022	240,000	Nil	3,755(2)	Nil	285,676(1)	529,431
	2021	205,000	Nil	3,224(2)	Nil	169,837(1)	378,062
Adam August, Senior VP Grown Rogue Unlimited LLC	2022	150,000	Nil	Nil	Nil	Nil	150,000
	2021	161,543(5)	Nil	Nil	Nil	14,570(3)	176,113
Ryan Kee, Chief Financial Officer, Corporate Secretary and Director	2022	180,000	Nil	1,788	Nil	5,281	187,069
	2021	184,840	Nil	Nil	Nil	10,359(3)	195,199
Abhilash Patel, Director	2022	Nil	Nil	3,755(2)	Nil	Nil	3,755
	2021	Nil	Nil	3,296(2)	Nil	Nil	3,296
Stephen Gledhill, Director	2022	Nil	Nil	21,755(2)(6)	Nil	Nil	21,755
	2021	Nil	Nil	21,296(2)(6)	Nil	Nil	21,296

Name	Year	Salary, consulting fee, retainer or commission (US$)	Bonus (US$)	Committee or meeting fees (US$)	Value of perquisites	Value of all other compensation (US$)	Total compensation (US$)
Sean Conacher, Director	2022	Nil	Nil	3,755(2)	Nil	Nil	3,755
	2021	Nil	Nil	4,371(2)	Nil	Nil	4,371
Michael Johnston, Former CFO and Corporate Secretary(4)	2022	Nil	Nil	Nil	Nil	Nil	Nil
	2021	18,075(7)	Nil	Nil	Nil	Nil	18,075

Notes:

(1)	Represents rent charged by a company owned by Mr. Strickler, payments for equipment and property under lease option financing provided by Mr. Strickler to the Corporation, and royalty payments made to Mr. Strickler.
(2)	Includes director and committee fees paid in Common Shares.
(3)	Represents the value of stock option vesting.
(4)	Mr. Johnston resigned on August 18, 2021.
(5)	Inclusive of the $19,500 paid to Mr. August in Common Shares in 2021.
(6)	Mr. Gledhill was paid an additional $18,000 in fees in his role as chair of the Audit Committee and Compensation Committee.
(7)	Fees were incurred to an accounting firm in which Mr. Johnston is a partner.

Stock options and other compensation securities

Set forth in the table below is a summary of all compensation securities granted or issued to each Director and Named Executive Officer by the Corporation or one of its subsidiaries in the financial year ended October 31, 2022 for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries.

Name	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
J. Obie Strickler, President, CEO and Director	Common Shares	18,750	November 5, 2021	0.16	0.125	0.105	N/A
Abhilash Patel, Director	Common Shares	18,750	November 5, 2021	0.16	0.125	0.105	N/A
Stephen Gledhill, Director	Common Shares	18,750	November 5, 2021	0.16	0.125	0.105	N/A
Sean Conacher, Director	Common Shares	18,750	November 5, 2021	0.16	0.125	0.105	N/A

Exercise of Compensation Securities by Directors and NEOs

During the financial year ended October 31, 2022, no director or Named Executive Officer of the Corporation exercised any compensation securities.

Management and Employment Agreements

On December 4, 2018, Grown Rogue Unlimited, LLC (“GRU”) entered into an employment agreement with Adam August as Senior Vice-President for GRU, which was amended and restated on March 1, 2019, again on February 1, 2020, and on February 1, 2021. Pursuant to the employment agreement, annual salary of $150,000 is paid in semi-monthly instalments by GRU. Effective January 1, 2023 Mr. August’s annual salary was increased to $190,000. Mr. August can be awarded bonuses by GRU from time to time, including a profitability bonus of 30% of base salary.

On August 1, 2020, GRU entered into an employment agreement with Ryan Kee as Chief Accounting Officer for GRU, which was amended and restated on May 1, 2022. Pursuant to the employment agreement, Mr. Kee is paid an annual salary of $200,000 in semi-monthly instalments. Mr. Kee may be awarded bonuses by GRU at GRU’s sole discretion. Mr. Kee’s appointment as Chief Financial Officer and Corporate Secretary was approved by the board of directors on August 18, 2021. Mr. Kee’s agreement includes a change of control provision, triggered by termination, or a constructive dismissal within six months of a change in control event. If triggered, a payment equal to 50% of the Mr. Kee’s compensation for the twelve months prior to the change in control event would be due within sixty calendar days after the effective date of the triggering event.

Termination and Change of Control Benefits

See summary of employment agreements above.

PENSION PLAN BENEFITS

No benefits were paid, and no benefits are proposed to be paid to any Directors or Named Executive Officers under any pension or retirement plan.

The Corporation does not have any plans, other than the Stock Option Plan, pursuant to which cash or non-cash compensation is paid or distributed to the Directors and Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans for the Corporation as at October 31, 2022. As at October 31, 2022, the Corporation’s Equity Incentive Plan was the only equity compensation plan of the Corporation.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	4,910,000	$0.18	29,216,522
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	4,910,000	$0.18	29,216,522

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation, and each associate of any such director, executive officer or proposed nominee: (a) is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries or (b) has indebtedness to another entity that is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, none of the informed persons of the Corporation (as defined in National Instrument 51-102 Continuous Disclosure Obligations), nor any proposed nominee for election as a Director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation and that none of such persons has any material interest in any transaction proposed to be undertaken by the Corporation and will materially affect the Corporation.

CORPORATE GOVERNANCE

Effective June 30, 2006, the securities regulatory authorities in Canada adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”). NP 58-201 contains a series of guidelines for effective corporate governance. The guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the experience and education of board members and other items dealing with sound corporate governance.

Corporate governance refers to the way the business and affairs of a reporting issuer are managed and relates to the activities of the board, the members of who are elected by and are accountable to the Shareholders. Corporate governance takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its Shareholders and contribute to effective and efficient decision-making. Pursuant to NI 58-101 the Corporation has established its corporate governance practices.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

The independent members of the Board at present are Mr. Abhilash Patel, Mr. Stephen Gledhill and Mr. Sean Conacher. The non-independent Directors are Mr. J. Obie Strickler and Mr. Ryan Kee. The proposed slate of Directors will be comprised of three (3) independent Directors (Mr. Abhilash Patel, Mr. Stephen Gledhill and Mr. Sean Conacher) and two (2) non-independent Director (Mr. J. Obie Strickler and Mr. Ryan Kee).

The Board facilitates its independent supervision over management by having regular Board meetings and by establishing and implementing prudent corporate governance policies and procedures.

The Board has adopted policies to provide leadership for the independent Directors.

All Directors have attended all Board meetings held since the beginning of the Corporation’s most recently completed financial year.

Board of Directors Mandate

The Board approved and adopted its Directors’ mandate. Roles and responsibilities of the Board are those typically assumed by a board of directors.

GENERAL

The fundamental responsibility of the Board is to appoint a competent senior management team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

SPECIFIC

Senior Management Responsibility

●	Appoint the CEO and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

●	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of senior management’s responsibilities.

●	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

●	Establish limits of authority delegated to senior management.

Operational Effectiveness and Financial Reporting

●	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

●	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

●	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

●	Ensure that an adequate system of internal control exists.

●	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

●	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

●	Approve annual operating and capital budgets.

●	Review and consider for approval all amendments or departures proposed by senior management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

●	Review operating and financial performance results relative to established strategy, budgets and objectives.

Ethics, Integrity and Code of Conduct

●	Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

●	Approve a Business Code of Conduct for Directors, Officers, employees, contractors and consultants and monitor compliance with the Business Code of Conduct and approve any waivers of the Business Code of Conduct for officers and directors.

Board Process/Effectiveness

●	Ensure that Board materials are distributed to Directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

●	Approve the nomination of Directors.

●	Provide a comprehensive orientation to each new Director.

●	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

●	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

●	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

●	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

●	Review the adequacy and form of the Directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a Director.

●	Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests or is contemplating potential investment.

●	Directors shall meet regularly, and in no case less frequently than quarterly, without senior management participation.

●	In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

POSITION DESCRIPTIONS

How the Board Delineates the Role and Responsibilities of the Chair

A written description has been developed for the Chair of the Board. The fundamental responsibility of the Chair of the Board of Directors of the Corporation is to effectively manage the affairs of the Board.

How the Board Delineates the Role and Responsibilities of the Chief Executive Officer

The Board has developed a written position description of the CEO. The CEO’s objectives are discussed and decided during the Compensation Committee meetings following the CEO’s presentation of the annual plan. These objectives include the mandate to maximize shareholder value. The Board approves the CEO objectives for the Corporation on an annual basis.

Orientation and Continuing Education

When new Directors are appointed they receive orientation, commensurate with their previous experience, on the Corporation’s business, assets, industry, and on the responsibilities of Directors. Board meetings may also include presentations by the Corporation’s management and employees to give the Directors additional insight into the Corporation’s business.

Ethical Business Conduct

The Board of Directors adopted a Code of Conduct for its Directors, Officers, and employees. Since its adoption by the Board, any breach of the Code of Conduct must be brought to the attention of the Board by the CEO or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a Director or executive officer that constitutes a departure from the Code of Conduct.

Steps Taken to Ensure Directors Exercise Independent Judgement

Since the adoption of the Code of Conduct, the Board actively monitors compliance with the Code of Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Conduct has specific procedures for reporting non-compliance practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, a Director of the Corporation must immediately disclose to the Board any situation that may place him or her in a conflict of interest. Any such declaration of interest is recorded in the minutes of the meeting. The Director abstains, except if required, from the discussion and voting on the question. In addition, an interested Director will excuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

Nomination of Directors

The Board will consider its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The selection of the nominees of the Board is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board, including ethical character, integrity and maturity of judgement, the level of experience, their ideas regarding the material aspects of the business, the expertise of the candidates in the fields relevant to the Corporation, the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods, and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of the Director of the Corporation and its Shareholders.

The Corporation may use various sources in order to identify the candidates for the Board, including its own contacts and references from other Directors, Officers, advisors of the Corporation, and executive placement agencies.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of Directors required by the Corporation, this policy will be reviewed.

Compensation Committee

The Compensation Committee has the responsibility of evaluating governance, compensation, performance incentives as well as benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board. This committee also reviews the amount and method of compensation granted to the Directors. The Compensation Committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibility in determining compensation. The Compensation Committee is also in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the Exchange regarding corporate governance. See “Executive Compensation – Compensation Committee” for additional details.

The current Compensation Committee is comprised of J. Obie Strickler, Abhilash Patel and Stephen Gledhill. The Compensation Committee will be comprised of the same individual Directors under the proposed slate of the Directors.

Directorships

Other than Sean Conacher and Stephen Gledhill, no Director or proposed Director of the Corporation is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction. Sean Conacher is a director of Plant-Based Investment Corporation and Stephen Gledhill is a director of Bhang Inc.

AUDIT COMMITTEE CHARTER

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities.

The Audit Committee’s primary duties and responsibilities are to:

●	Review management’s identification of principal financial risks and monitor the process to manage such risks.

●	Oversee and monitor the Corporation’s compliance with legal and regulatory requirements.

●	Receive and review the reports of the Audit Committee of any subsidiary with public securities.

●	Oversee and monitor the Corporation’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance.

●	Oversee audits of the Corporation’s financial statements.

●	Oversee and monitor the qualifications, independence and performance of the Corporation’s external auditors and internal auditing department.

●	Provide an avenue of communication among the external auditors, management, the internal auditing department; and the Board.

●	Report to the Board regularly.

The Audit Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Audit Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility.

The Corporation’s Audit Committee is comprised of J. Obie Strickler (not independent), Abhilash Patel (independent) and Stephen Gledhill (independent). Stephen Gledhill is the chairman of the Audit Committee. Under the proposed slate of Directors, the Audit Committee will be comprised of the same individuals. Based on the experience of the Audit Committee members described below, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Under the proposed slate of Directors, the Audit Committee will consist of two independent members and one non-independent member. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Corporation. A material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

All the proposed Audit Committee members are financially literate. A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation. From the experience described above, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Relevant Education and Experience

As set out below, each member of the Corporation’s present Audit Committee has adequate education and experience that is relevant to his performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(i)	an understanding of the accounting principles used by the Corporation to prepare its financial statements and the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and provisions;

(j)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising individuals engaged in such activities; and

(k)	an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any external auditor that was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year ended October 31, 2019, the Corporation has not relied on the exemption in Section 2.4 (De Minimis Non-Audit Services) of National Instrument 52-110 Audit Committees (“NI 52-110”) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. The Corporation is relying upon the exemption in Section 6.1 (Venture Issuers) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed by the Corporation’s external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year	Audit Fees ($)	Audit Related Fees ($)	Tax Fees(1)	All Other Fees ($)
Ended October 31, 2022	$102,857	$Nil	$85,105	$Nil
Ended October 31, 2021	$76,850	$Nil	$20,335	$Nil

Notes:

(1)	Tax Fees include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

Other Board Committees

The Board has no committees other than the Audit Committee, and the Compensation Committee.

Assessments

The Board monitors the adequacy of information given to Directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Board of Directors does not consider that formal assessments would be useful at this stage of the Corporation’s development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual Directors, the Audit Committee and the Compensation Committee. As part of the assessments, the Board may review its mandate and conduct reviews of applicable corporate policies.

ADDITIONAL INFORMATION

Financial information regarding the Corporation is provided in the Corporation’s audited annual consolidated financial statements for the financial years ended October 31, 2022 and 2021 and the accompanying management’s discussion and analysis. Written requests for a copy of the above documents should be directed to the Corporation: c/o Miller Thomson LLP, Scotia Plaza, 40 King St. W., Suite 5800, PO Box 1011, Toronto, Ontario, M5H 3S1, Attention to Grown Rogue International Inc.: Ryan Kee, CFO and Corporate Secretary.

Additional information concerning the Corporation is also available online at www.sedar.com.

DIRECTORS’ APPROVAL OF INFORMATION CIRCULAR

The contents and the sending of this Information Circular to the Shareholders have been approved by the Board.

DATED at Toronto, Ontario this 4th day of August, 2023

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “J. Obie Strickler”
J. Obie Strickler
Director, President and Chief Executive Officer